575 Madison Avenue New York, NY 10022 212-940-8800 tel 212.940.8776 fax..

Peter J. Shea peter.shea@kattenlaw.com 212-940-6447 direct 212-894-5724 fax

February 15, 2013

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 24 to Registration on Form N-1A Filing pursuant to Rule 485(a)(2) for IndexIQ ETF Trust Registration Nos.: 333-152915 and 811-22227

Dear Ladies and Gentlemen:

On behalf of our client, IndexIQ ETF Trust (the “Trust”), we are filing with this correspondence Post-Effective Amendment No. 24 (the “Amendment”) to the registration statement on Form N-1A (the “Registration Statement”) pursuant to Rule 485(a)(2) under the Securities Act of 1933 concerning the registration of the shares of the following exchange traded funds, which are each a series of the Trust (the “Funds”):

IQ Fastest Growing Companies ETF

IQ Innovation Leaders ETF

The Trust, IndexIQ Advisors LLC (the “Advisor”) and ALPS Distributors, Inc. (the “Distribution”), submitted an exemptive application on October 23, 2007; a First Amended and Restated Application on August 1, 2008; a Second Amended and Restated Application on November 19, 2008; a Third Amended and Restated Application on January 28, 2009, a Fourth Amended and Restated Application on February 12, 2009 and a Fifth Amended and Restated Application on March 10, 2009 (File No. 812-13441). The requested relief was granted on March 20, 2009, see In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 286338 (February 27, 2009) (notice) and Investment Company Act Release No. 28653 (March 20, 2009) (the “Granted Order”).

In addition, the Trust, the Advisor and the Distributor submitted an exemptive application on July 3, 2012 and Amendment No. 1 to an Application for an Order on November 21, 2012

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	SHANGHAI	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

February 15, 2013

(File No. 812- 14053). The application and the requested relief is still pending. This pending relief is not being sought for the benefit of the Funds presently being registered.

The Advisor and the Trust do not expect to submit a no-action request in connection with the Registration Statement. The Advisor believes that the Trust and the Funds as currently configured comply with the terms and conditions of the Granted Order.

Please do not hesitate to contact me at (212) 940-6447 if you have any questions or comments with respect to the enclosed filing.

Very truly yours,

/s/ Peter J. Shea
Peter J. Shea

Enclosures

cc (w/enclosures):	Mr. Gregory D. Bassuk
Mr. David Fogel
Mr. Adam S. Patti
Mr. John M. Ganley
Ms. Kathleen Moriarty

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	SHANGHAI	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations